Exhibit 4.9

JAMES HARDIE INDUSTRIES N.V.

SUMMARY OF EMPLOYMENT TERMS

Name: Russell Chenu (the “Executive”)

Position: Chief Financial Officer of James Hardie Industries N.V. (the “Company”)

Terms: As of April 1, 2005 to present.

Annual Base Salary: AUD 750,000 per annum payable monthly.

Annual Incentive: An amount equal to 33% of the Executive’s base salary as of each March 31 that he is employed as the CFO. The payment is contingent upon the Executive’s achievement of individual performance objectives set by the CEO, approved by the Board of Directors and agreed upon by the Executive.

Stock Options: Initial, one-time grant of 93,000 stock options in February 2005. The options vest 25% on the first anniversary; 25% on the second anniversary; and 50% on the third anniversary.

Performance Stock Options: Subject to shareholder approval, up to 150,000 additional stock options will be granted to the Executive under the Managing Board Transitional Stock Option Plan (the “MBTSOP”). The size of the grant will have a value (as determined by Black-Scholes) equal to 33% of Executive’s annual base salary at time of grant. The vesting schedule and performance requirements will be set per the MBTSOP.

Superannuation: The minimum contribution to superannuation required by the Australian legislation is 9% of gross annual base salary. The Company will contribute the required funds on the Executive’s behalf.

Relocation and International Assignment Compensation: The Executive receives relocation and international assignment benefits on the same basis as other participants at his level, including, but not limited to, an annual living away from home allowance of AUD 29,400 (net), to be adjusted annually to offset the foreign exchange and cost of living between Sydney and Amsterdam; a housing allowance of Euros 6,000 per month; a one-time relocation allowance of AUD 62,500 to assist in the purchase of duplicate appliances and other costs that will be incurred while establishing a residence in Amsterdam.